Exhibit 99.1

Scientific Games Proposes to Acquire Public Shares of SciPlay

Transaction Advances Scientific Games’ Vision to Become A Leading Cross-Platform Global Game Company with a Focus on Content and Digital Markets

LAS VEGAS, July 15, 2021 – Scientific Games Corporation (NASDAQ: SGMS) (the “Company” or “Scientific Games”) today announced that it has submitted to the Board of Directors of SciPlay Corporation (NASDAQ: SCPL) (“SciPlay”) a proposal for Scientific Games to acquire the remaining 19% equity interest in SciPlay that it does not currently own in an all-stock transaction, following which SciPlay would become a wholly-owned subsidiary of Scientific Games (the “Proposed Transaction”).

This Proposed Transaction is another important step forward on the strategy Scientific Games recently announced to become a content-led growth company with a particular focus on digital markets and unlock the value of the Company’s products and technologies.  SciPlay fits perfectly into Scientific Games’ focus on building engaging content and launching great games more fully cross-platform.

Scientific Games expects the transaction to be immediately accretive to the value of the Company’s shares offering SciPlay shareholders a premium for their investment and the opportunity to participate in the upside potential of Scientific Games as it transforms its portfolio and executes on its strategy to drive long-term sustainable growth and significant shareholder value.

Scientific Games has delivered its proposal to SciPlay’s Board of Directors. The full text of the letter sent to SciPlay’s Board of Directors is below:

July 15, 2021

VIA EMAIL:

Board of Directors
SciPlay Corporation
6601 Bermuda Road
Las Vegas, NV 89119

Dear Members of the Board:

Scientific Games Corporation (“we” or “SGMS”) is pleased to propose a merger with SciPlay Corporation (“SciPlay”) pursuant to which SciPlay’s shareholders, other than SGMS and its subsidiaries, would become direct shareholders of SGMS in a tax-free transaction (the “Transaction”).  In the Transaction, SciPlay shareholders, other than SGMS and its subsidiaries, would receive 0.250 shares of SGMS common stock for each share of SciPlay Class A common stock they own, which would imply an enterprise value of $1.9 billion and purchase multiple of 2021E consensus EBITDA of 10.1x and 2022E consensus EBITDA of 9.4x. The Transaction implies a premium of 11% based on the SGMS and SciPlay respective closing stock prices as of the close of business on July 14, 2021, the last trading day prior to the proposal, and a premium of 10% based on the thirty-day volume weighted average price (“VWAP”) for SciPlay Class A common stock.

We believe a merger of SGMS and SciPlay will deliver significant operational, strategic and financial benefits and drive shareholder value in excess of what each company could generate on a standalone basis. Further, we believe SciPlay public shareholders will benefit from increased trading liquidity as a result of being part of a pro forma entity with a market capitalization of $7.0 billion (based on the closing share prices of SGMS and SciPlay on July 14, 2021) and a public float that would be approximately 18x larger than SciPlay today.

Through our existing collaboration with SciPlay, we believe a transaction would be seamless and we look forward to fully joining forces with SciPlay’s talented leadership team and employees to continue innovating on behalf of customers and players.

 Key benefits from a combination include:

●
Offering premium value for SciPlay shares with the opportunity to participate in the potential upside of SGMS share ownership as we transform our company, driving sustainable growth and significant shareholder value

●
Acceleration of SGMS’s vision of becoming a leading cross-platform global game company through the integration of SciPlay by leveraging content, game mechanics and our new game development roadmap to create an enhanced player experience across land-based and digital platforms as we see increasing convergence

●
Positioning SciPlay to accelerate its strategy and expand in the high growth casual gaming market as part of a combined company with a strengthened balance sheet, substantial cash flows and enhanced financial flexibility

—	SciPlay will be a key component in SGMS’s goal of growing our digital business to be comparable in size with our land-based business within 3 years

—
SGMS recently announced our intent to divest our Lottery and Sports Betting businesses, which will strengthen our balance sheet by materially de-levering, while creating the financial capacity to invest in our largest growth opportunities, including the SciPlay business

●	Giving SciPlay continued access to new content, including the robust game roadmap that SGMS is advancing, beyond the 2022 expiry of the current IP Licensing Agreement

●	The value of this combination is based on enhancing alignment of interest and strengthening the combined company’s foundation for growth, rather than opportunities for cost synergies

We believe the proposed Transaction offers speed and certainty for SciPlay public shareholders. SGMS will not conduct due diligence and we do not expect consummation of the Transaction to require any regulatory approvals or the approval of SGMS shareholders. We expect that SciPlay’s Board of Directors will appoint a special committee comprised entirely of independent directors to consider our proposal. The approval of such special committee will be a precondition for us to move forward with the contemplated Transaction, which will also be subject to the negotiation and execution of a mutually acceptable merger agreement.

Currently, SGMS owns approximately 81% of the economic interest and 98% of the voting interest in SciPlay. In considering this proposal, it should be noted that, in our capacity as a shareholder of SciPlay, we are interested only in the Transaction specified above with respect to the publicly traded shares of SciPlay and intend to vote in favor of such Transaction. We would not expect, in our capacity as a shareholder of SciPlay, to vote in favor of any alternative sale, merger or other corporate transaction involving SciPlay nor divest or sell any portion of our ownership interest.

Please note that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner at any time. No legal obligation with respect to the Transaction or any other transaction shall arise unless and until execution of a mutually acceptable merger agreement between SGMS and SciPlay.

We believe it is appropriate for us to publicly disclose our proposal substantially concurrently with the delivery of this letter to you, and accordingly we plan to file this letter with the U.S. Securities and Exchange Commission. Furthermore, as it relates to this proposal, we have engaged Macquarie Capital as our financial advisor and Cravath, Swaine & Moore LLP as our legal advisor, and we encourage the special committee to retain its own legal and financial advisors to assist in its review of our proposal. We and our advisors look forward to working with the special committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction and are available at your convenience to discuss any aspects of this proposal. Should you have any comments or questions regarding our proposal or otherwise, please do not hesitate to contact me.

Sincerely,

Barry L. Cottle
President and Chief Executive Officer

Advisors:

Macquarie Capital is serving as financial advisor and Cravath, Swaine & Moore LLP is serving as legal advisor to Scientific Games.

Investor Inquiries:

Jim Bombassei, Senior Vice President of Investor Relations
IR@scientificgames.com

Media Inquiries:

Nick Lamplough / T.J. O’Sullivan / Lucas Pers, Joele Frank, Wilkinson Brimmer Katcher, +1 212 355 4449

Forward-Looking Statements

In this press release, Scientific Games makes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “will,” “would,” “expect,” “believe,” “potential,” “intended,” “plan” and “should.” These statements are based upon management’s current expectations, assumptions and estimates regarding the Proposed Transaction, the expected benefits of the Proposed Transaction, future opportunities for the combined company and future stockholder value. Forward-looking statements are not guarantees of timing, future results or performance. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. Actual results may differ materially from those contemplated in these statements due to a variety of risks, uncertainties and other factors, including the possibility that the Proposed Transaction will not be agreed to, that the terms of any definitive agreement with respect to the Proposed Transaction will be materially different from those described, that the conditions to the completion of the Proposed Transaction may not be satisfied on the anticipated schedule or at all, that the Proposed Transaction may not be consummated or that Scientific Games may be unable to achieve expected operational, strategic and financial benefits of the Proposed Transaction, and those factors described in our filings with the Securities and Exchange Commission (the “SEC”), including Scientific Games’ current reports on Form 8-K, quarterly reports on Form 10-Q and its latest annual report on Form 10-K filed with the SEC on March 1, 2021 (including under the headings “Forward-Looking Statements” and “Risk Factors”). Forward-looking statements speak only as of the date they are made and, except for Scientific Games’ ongoing obligations under the U.S. federal securities laws, Scientific Games undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which any such offer, solicitation or sale would be unlawful. Any securities to be offered may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Additional Information and Where to Find It

This press release relates to a proposal which Scientific Games has made to acquire the remaining 19% equity interest in SciPlay that it does not currently own. In furtherance of this proposal and subject to future developments, Scientific Games and, if a negotiated transaction is agreed, SciPlay, as applicable, may file a registration statement, an information statement or other documents with the SEC. This press release is not a substitute for any registration statement, information statement or other document Scientific Games and/or SciPlay may file with the SEC in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SCIENTIFIC GAMES, SCIPLAY AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Scientific Games and/or SciPlay free of charge through at www.sec.gov. Copies of the documents filed by Scientific Games (if and when available) will also be made available free of charge by accessing Scientific Games’ website at https://www.scientificgames.com/investors/.